Exhibit (g)(1)(b)

APPENDIX A
TO
MASTER CUSTODIAN AGREEMENT

MANAGEMENT INVESTMENT COMPANIES REGISTERED WITH THE SEC AND PORTFOLIOS THEREOF, IF ANY
AARP Funds, a Delaware statutory trust

AARP Aggressive Fund
AARP Moderate Fund
AARP Conservative Fund
AARP Money Market Fund
AARP Income Fund

AARP Portfolios, a Delaware statutory trust

U.S. Stock Market Portfolio
International Stock Market Portfolio
U.S. Bond Market Portfolio